Exhibit 99.1

Wheaton Precious Metals Announces Proposed Precious Metals Stream With Caldas Gold on the Marmato Project

TSX: WPM
NYSE: WPM

VANCOUVER, BC, June 22, 2020 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International") has signed a non-binding term sheet with Caldas Gold Corp. ( "Caldas Gold") (TSX-V: CGC) to enter into a Precious Metals Purchase Agreement (the "Precious Metals Stream") for the Marmato Project located in Colombia. The Marmato Project comprises an operating Upper Mine and the Marmato Deeps Zone ("MDZ") development, both of which are covered by the Precious Metals Stream.

"Wheaton is excited to partner with Caldas Gold in developing the Marmato Project. The strength and potential upside of this project was especially apparent during our onsite due diligence trip, prior to travel restrictions being put into place," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "We remain unwavering in our focus on delivering the highest quality portfolio of precious metals production to our shareholders through our top tier asset base, strong organic growth profile and acquisition of accretive growth opportunities such as Marmato. As can be seen, Wheaton continues to be very active on the corporate development front despite limitations resulting from the current global COVID-19 pandemic."

Upon entering into the Precious Metals Stream, Wheaton International will purchase 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the proposed Precious Metals Stream, Wheaton International will pay a total cash consideration of $110 million1, $38 million of which is payable upon closing and the remaining portion of which is payable during the construction of the MDZ project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, Wheaton International will make ongoing payments equal to 18% of the spot gold and silver price until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver price thereafter. The entering into of the Precious Metals Stream is subject to, among other matters, the negotiation and completion of definitive documentation.2

As part of the Precious Metals Stream, Caldas Gold has agreed to provide funding to support the local communities around the Marmato Project.

About the Marmato Project

Caldas Gold's Marmato Project comprises the existing producing underground gold and silver mine in the Upper Zone, the existing 1,200 tonnes per day ("tpd") processing plant and the area encompassing the MDZ. The current mine has been in operation since 1991. The Marmato Project has excellent infrastructure as it is located by the Pan American Highway with access to Medellin to the north and Manizales to the south, and has access to the national electricity grid, which runs near the property.

The Preliminary Economic Assessment completed in 2019 charts a path for expansion of mining operations at the Marmato Project, ultimately comprised of two distinct operations, the existing Upper Mine operation and the MDZ project, which sits directly below the Upper Zone vein system. In 2019, the Upper Mine produced 25,750 ounces of gold and 39,560 ounces of silver. Implementation of a mine optimization program in the Upper Mine is expected to increase gold production starting in 2020 and reduce total cash costs per ounce. A Prefeasibility Study, currently in process and expected to be completed mid-2020, is focused on the development of mining operations in the MDZ, including construction of an additional 4,000 tpd plant and new dry stack tailings storage facilities. Mechanized mining, using an underground longhole stoping method, in the MDZ is expected to further increase production commencing by 2023.

About Wheaton Precious Metals Corp.

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

End Notes
1 All figures are presented in United States dollars unless otherwise noted.
2 There can be no assurance that the Precious Metals Stream will be completed on the terms set out in the non-binding term sheet, or at all.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the successful negotiation and entering into of a definitive documentation by Wheaton International with Caldas, payment by Wheaton International of US$110 million to Caldas and the satisfaction of each party's obligations in accordance with the Precious Metals Stream agreement, the receipt by Wheaton International of silver and gold production in respect of the Marmato Project, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the completion of documentation and diligence for the Precious Metals Stream agreement, the satisfaction of each party's obligations in accordance with the terms of the Precious Metals Stream agreement, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the completion of documentation and diligence in respect of the Precious Metals Stream agreement, the payment of US$110 million to Caldas and the satisfaction of each party's obligations in accordance with the terms of the Precious Metals Stream agreement, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward–looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2020/22/c8059.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 07:05e 22-JUN-20